STOECKLEIN LAW GROUP, A PROFESSIONAL CORPORATION

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April 17, 2008

Jeffrey Riedler

Division of Corporate Finance

United States

Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 3561

Washington, D.C. 20549-3561

RE:	Gamma Pharmaceuticals, Inc.

Your Letter of April 15, 2008

Preliminary Proxy Statement filed April 14, 2008

File No. 33-61890

Dear Mr. Riedler:

This correspondence is in response to your letter dated April 15, 2008 in reference to our filing of the Preliminary Proxy Statement on behalf of Gamma Pharmaceuticals, Inc. (“Gamma”), your File Number 33-61890.

In response to your request we have keyed our responses to your comment items in their original numeric order.

Proposal 2: Amendment to certificate of incorporation to increase capitalization

1.

Please expand the discussion to state whether you have any plan, commitment, arrangement, understanding or agreement, either oral or written, regarding the issuance of common stock or preferred stock subsequent to the increase in the number of available authorized shares.

Gamma/SEC Comment Response

April 17, 2008

Response:

We expanded our discussion under Proposal 2 to include the following sentence:

At this current time, the Company does not have any plans, commitments, proposals, arrangements, understandings or agreements, either oral or written, to issue any of the newly available shares of common stock and preferred stock and the authorization of the common stock and preferred stock is not in response to any takeover attempt or any other expression of interest indicated by a third party.

2.	Please expand the discussion to indicate the number of preferred shares that are currently outstanding and the respective terms of such preferred shares.

Response:

We expanded our discussion under Proposal 2 to include the following paragraph:

Additionally, the Company currently has 500,000 authorized shares of Preferred Stock, par value $0.001 per share, of which 0 shares were outstanding on March 19, 2008. The Board of Directors is authorized, without stockholder approval, to issue preferred shares on the terms that the Board of Directors determines in its discretion. For example, the Board of Directors will be able to determine the voting rights, dividend or distribution rate, dates for payment of dividends or distributions, whether dividends are cumulative, that is, whether dividends must first be paid on outstanding preferred shares that are issued before common share dividends are paid, liquidation prices, redemption rights and prices, any sinking fund requirements, any conversion rights and any restrictions on the issuance of any series of preferred shares.

Please advise if we can be of any further assistance.

Sincerely,

/s/Donald J. Stoecklein

Donald J. Stoecklein

/rv